           TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILLING COMMENCES AT MIRANDA GOLD’S

COAL CANYON PROJECT

Vancouver, BC, Canada – May 25, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that its exploration funding partner Queensgate Resources Corporation ("Queensgate") has commenced drilling at Coal Canyon, a sediment-hosted gold project in Eureka County, Nevada.  A drill program of approximately 10,500 ft (3,200 m) is anticipated in up to seven reverse-circulation drill holes.

Queensgate’s drilling will attempt to expand upon results in MCC-4, a 2008 drill hole on the southern limits of a structural corridor that intersected 230 ft of 0.004 oz Au/t from 970 to 1,200 ft (70.1 m of 0.140 g Au/t from 295.7 to 365.8 m), including 10 ft of 0.011 oz Au/t gold from 980 to 990 ft (3.0 m of 0.392 g Au/t from 298.8 to 301.8 m) within a sooty pyrite / silica-cemented breccia zone. The 2010 drill program will test lower-plate carbonate rocks within a northwest-striking, fold / fault corridor that contains hydrothermal alteration, Carlin-style geochemistry and lamprophyre dikes.

The Coal Canyon project consists of 64 unpatented lode claims ten miles (16 km) south of Barrick's +12 million ounce Cortez Hills gold deposit. The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks. Rocks exposed in the Windmill window are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

The data disclosed in this press release have been reviewed and verified by Company Geologist and Nevada Projects Manager Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, Ramelius Resources Ltd. and SIN Holdings Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.